Lipman Electronic Engineering Ltd.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 6, 2005.

The undersigned shareholder of Lipman Electronic Engineering Ltd. (the "Company") hereby appoints JACOB PERRY, or if Mr. Perry is unable to attend, MIKE LILO, or if Mr. Perry and Mr. Lilo are unable to attend, HANA RELLER, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 11 Haamal Street, Rosh Haayin, 48092, Israel, on Wednesday, July 6, 2005, at 5:00 p.m. (local time), and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Items 1, 2, 3, and 4.

1.	To elect the following persons as directors to serve until the next Annual General Meeting of Shareholders:

Jacob Perry, Meir Shamir, Ishay Davidi, Aharon Lipman, Rami Lipman, Mordechai Gorfung, Jonathan Kaplan and David Rubner.

FOR           AGAINST           ABSTAIN

2.	To appoint Kost Forer Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent auditors for the year ending December 31, 2005 and authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the auditors' compensation:

FOR           AGAINST           ABSTAIN

3.	To approve an option grant to two non-employee directors and to approve the remuneration of one of these directors:

FOR           AGAINST           ABSTAIN

4.	To increase the number of options available for grant under the Company's 2004 Share Option Plan by 150,000:

FOR           AGAINST           ABSTAIN

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

DATE ____________________________	SIGNATURE(S) ______________________________
SIGNATURE(S) ______________________________

Please mark, date and sign exactly as name(s) appear(s) on this proxy and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.